Exhibit 99.1


ICON reports a 9% increase in net revenues, EPS of $0.41 and net new business awards of $120 million for the Second Quarter FY 2005 (NASDAQ:ICLR)

Highlights - Second Quarter Fiscal 2005

* Second quarter net revenues increased 9% over the second quarter of fiscal 2004 to $79.5 million and increased 11% on a year-to-date basis.

* Income from operations decreased 16% over the second quarter of fiscal 2004 to $7.0 million and increased 3% in the six months to November 30, 2004.

* Diluted earnings per share decreased 9% for the second quarter to 41 cents compared to 45 cents in same quarter last year. Year-to-date diluted earnings per share was 93 cents compared to 92 cents for the comparable period last year.

*    $120 million of net new business awarded to ICON during the quarter.

Dublin, Ireland, January 6, 2005 - ICON plc (NASDAQ: ICLR), a global contract clinical research organisation, which has approximately 2,600 employees providing services to the pharmaceutical, biotech and medical device industries from 37 locations in 23 countries worldwide, today reported the financial results for its second quarter ended November 30, 2004.

Net revenues for the quarter were $79.5 million, representing a 9% increase over net revenues of $73.2 million for the same quarter last year. Excluding the impact of acquisitions, revenue growth for the quarter was 6% over the same quarter last year.

Income from operations for the quarter was $7.0 million, which represents a decrease of 16% from the $8.4 million reported for the second quarter last year. Operating margin for the quarter was 8.8% compared with 11.4% for the equivalent period last year. Net income for the quarter was $5.8 million or 41 cents per share, on a diluted basis, compared with $6.3 million or 45 cents per share for the second quarter last year.

In the six months to November 30, 2004, net revenues were $157.8 million, representing an 11% increase over net revenues of $142.1 million reported for the first six months of last year. Excluding the impact of acquisitions, revenue growth was 7% for the six months ending November 30, 2004.

Income from operations for the six months to November 30, 2004 was $16.5 million, representing an increase of 3% from the $16.0 million reported for the same period last year. Operating margin for the six months to November 30, 2004 was 10.4%, compared with 11.2% in the same period last year. Net income was $13.1 million or 93 cents per share, on a diluted basis compared with $11.9 million or 92 cents per share reported for the same period last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 69 days at November 30, 2004 compared with 60 days at May 31, 2004.

Capital expenditure in the quarter ended November 30, 2004, was $2.9 million and year to date was $7.5 million. As a result, the company's net cash, short-term debt and short-term investments were $61.0 million at November 30, 2004, compared to $65.6 million at August 31, 2004 and $78.8 million at May 31, 2004.

"The quarter ended November 30, 2004 was the first quarter in over 5 years in which our earnings declined, but was in line with our expectations following the exceptionally high level of cancellations we suffered in the previous quarter", commented Chairman, Dr John Climax. " As predicted, this high cancellation experience appears to have been an anomaly. With strong gross wins of $122 million, and cancellations of only $2 million in our most recent quarter, we believe we have a solid foundation for a return to growth in Fiscal 2006 although we will need further quarters of solid business wins to consolidate this. Nevertheless we are revising our EPS guidance for Fiscal 2005 to between $1.68 - $1.70. The rationale for this revision will be discussed in more detail on our conference call today"

The company will hold its second quarter conference call today, January 6, 2005 at 8:00 EST [13:00 GMT / 14:00 CET]. This call and linked slide presentation can be accessed live from our website at http://www.iconclinical.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under "shareholders services". This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or Sean Leech CFO + 353 -1-291-2000 Both at ICON.

http://www.iconclinical.com

                                    ICON plc

                         Consolidated Income Statements
                                   (Unaudited)

              Three and Six Months ended November 30, 2004 and 2003
            (Dollars, in thousands, except share and per share data)



                                                      Three Months Ended                     Six Months Ended
                                                  November 30,     November 30,         November 30,     November 30,
                                                          2004             2003                 2004             2003

Gross Revenue                                          117,068          113,173              234,263          219,350

Subcontractor costs                                     37,573           39,966               76,429           77,208

                                               ---------------- ----------------     ---------------- ----------------
Net Revenue                                             79,495           73,207              157,834          142,142

Costs and expenses
Direct costs                                            43,671           40,070               86,124           77,769
Selling, general and administrative                     25,520           22,041               48,859           43,066
Depreciation and amortization                            3,296            2,732                6,358            5,321

                                               ---------------- ----------------     ---------------- ----------------
Total costs and expenses                                72,487           64,843              141,341          126,156

Income from operations                                   7,008            8,364               16,493           15,986

Interest income (net)                                      179               75                  343              122

                                               ---------------- ----------------     ---------------- ----------------
Income before provision of income taxes                  7,187            8,439               16,836           16,108

Provision for income taxes                               1,310            2,174                3,632            4,239
Minority Interest                                           58                -                   80                -
                                               ---------------- ----------------     ---------------- ----------------

Net income                                               5,819            6,265               13,124           11,869
                                               ================ ================     ================ ================

Net income per ordinary share
Basic                                                    $0.42            $0.46                $0.95            $0.96
                                               ---------------- ----------------     ---------------- ----------------

Diluted                                                  $0.41            $0.45                $0.93            $0.92
                                               ---------------- ----------------     ---------------- ----------------

Weighted average number of ordinary shares
Basic                                               13,847,689       13,578,859           13,839,857       12,346,147

Diluted                                             14,067,079       14,040,419           14,088,030       12,849,374


                                             ICON plc

                                    Summary Balance Sheet Data
                                November 30, 2004 and May 31, 2004
                                      (Dollars, in thousands)

                                         November 30,                May 31,
                                                 2004                   2004
                                          (unaudited)              (audited)

Cash and short-term investments                71,020                 78,763
Short-term debt                              (10,000)                      -
Net cash                                       61,020                 78,763

Accounts receivable                            91,324                 74,079
Unbilled revenue                               71,246                 59,861
Payments on account                          (74,186)               (61,960)
Total                                          88,384                 71,980

Working Capital                               120,020                113,813

Total assets                                  370,369                335,323

Shareholder's equity                          236,254                216,760


Source:                            ICON plc

Contact: Investor Relations 1-888-381-7923 or Sean Leech CFO + 353 1 291 2000 both at ICON.

                                   http://www.iconclinical.com